US SEC

ทะเบียนเลขที่ บมจ. 53

82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

RECEIVED

PTTEP No. 1.910/400 /2005 2005 OCT 25 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

BEST AVAILABLE COPY

October 20, 2005

[redacted]

05012021

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Clarification of the automatically adjusted formula for electricity fees rate (Ft) subsidy

Reference is made to the news that PTT Public Company Limited or PTT will subsidize the automatically adjusted formula for electricity fees rate (Ft) of this period and PTT will coordinate further with gas producers.

PTT Exploration and Production Public Company Limited (PTTEP) wishes to inform that PTTEP and PTT agree in the principle for PTTEP to make an upfront payment of 1,500 million Baht to the buyer (PTT). PTTEP will recover the Net Present Value of the 1,500 million Baht from the future gas price reduction as stipulated in the existing Gas Sales Agreements. This reduction would otherwise be in effect in around mid 2006 onward. Consequently, the above transaction will have no effect on the Net Present value of projects.

This supportive initiation follows the same principle which has been conducted in the past, such as the transaction in mid 2005 whereby an upfront discount payment was made in exchange for higher future sales volume, thus the NPV of the projects was preserved.

Yours sincerely,

Maroot Mrigadat

President

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

10/25